Goldman, Sachs & Co.

200 West Street

New York, New York 10282

September 30, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Request for Acceleration of Effectiveness

Empire State Realty Trust, Inc.

Registration Statement on Form S-11

(File No. 333-179485)

Ladies and Gentlemen:

As underwriters of Empire State Realty Trust, Inc.’s (the “Company”) proposed public offering of up to 71,500,000 shares of Class A common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., New York City time, on October 1, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that the undersigned effected the following approximate distribution of the Company’s Preliminary Prospectus dated September 18, 2013, through the date hereof:

Preliminary Prospectus dated September 18, 2013:

9,326 copies to prospective Underwriters, institutional investors, dealers and others.

We were advised on September 20, 2013 by the Corporate Financing Department of the Financial Industry Regulatory Authority, Inc. that it has reviewed the above-captioned proposed offering and that it has determined to raise no objections with respect to the fairness and reasonableness of the underwriting terms and arrangements of the offering.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

[Signature page follows]

GOLDMAN, SACHS & CO.
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
As representatives of the several Underwriters

By: GOLDMAN, SACHS & CO.

By:	/s/ Ryan Gilliam
Name:	Ryan Gilliam
Title:	Vice President

Underwriter Request for Acceleration